Exhibit 6.1

MASTER PRODUCTION SERVICES AGREEMENT

THIS MASTER PRODUCTION SERVICES AGREEMENT (“Agreement”) is effective as of August 7, 2020 (the “Effective Date”) by and between INE Entertainment, LLC a California limited liability company, with offices located at 13949 Ventura Blvd., Sherman Oaks, CA 91423, eric@ineentertainment.com (“Production Partner”) and Crush Capital Inc. a Delaware corporation, with offices located at Spring Place, 9800 Wilshire Blvd., Beverly Hills, CA 90212, todd@goingpublic.com (“Company”). During the Term (as defined below), separate statements of work (each an “SOW”) for each project to be covered by this Agreement (each, a “Project”) shall be approved and executed by the parties utilizing the form of SOW attached hereto as Exhibit A. Each of Company and Production Partner is herein referred to as a “Party” and collectively as the “Parties”.

WHEREAS, Company desires to engage Production Partner for the production of one or more Projects, and Production Partner desires to furnish services related thereto to Company pursuant to the terms and conditions set forth herein and as supplemented and/or revised in each mutually approved and fully executed SOW.

NOW, THEREFORE, in consideration of the promises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Production Services:

(a) Company hereby engages Production Partner to render production services in connection with one or more Projects, each as set forth on a separate SOW.

(b) The Production Partner will render all services reasonably required by Company consistent with the applicable SOW, including all reasonable and customary services of a first-class media production company.

(c) The production schedule, budget and delivery requirements for each Project shall be prepared by Production Partner in consultation with Company and provided to Company by Production Partner, and shall be set forth in the SOW and mutually approved by the Parties in each instance prior to commencement of each applicable Project. Production Partner will produce each Project on behalf of Company and render all services related thereto, in accordance with this Agreement and the SOW, including the engagement of all personnel, equipment and third-party services, and deliver each Project to the specifications of Company consistent with the applicable SOW. In accordance with (and without limiting) the foregoing, and as necessary and applicable for each Project, Production Partner will be responsible for securing a payroll company, coordinating and managing production meetings (provided Production Partner shall invite Company to all key creative meetings), providing creative consultation to Company, engaging and overseeing all staff and crew, procuring necessary facilities, equipment, and materials relating to each Project, obtaining all required clearances, consents, licenses, permits, and permissions of every kind and nature as necessary to produce each Project, taking out required insurance policies (subject to the other terms and conditions hereof, including Section 6 below), providing all pre-production, production and post-production services required consistent with the applicable SOW.

(d) All contracts or undertakings by Production Partner in furtherance of the Project shall be consistent with the provisions of this Agreement, including, without limitation, by using good faith efforts to ensure that none of such contracts or undertakings will, without Company’s prior written consent, cause the Project to be covered by any union, guild, or collective bargaining agreement. Such contracts and undertakings shall not be terminated, canceled, modified or rescinded in any manner which would or might prejudice the rights of Company hereunder. All such contracts which are entered into by Production Partner solely with respect to the Project shall be assignable to the Company without restriction and in the event of an assignment Company shall assume in writing all of Production Partner’s obligations which arise under the applicable contract from and after the date of such assignment. Production Partner shall have all responsibilities of an employer with respect to those personnel engaged by Production Partner, including those arising under any present or future legal requirements relating to workers’ compensation, insurance, social security, tax withholding, pension, health and welfare plans under any legal requirements or any applicable collective bargaining agreement, including foreign country equivalents of the foregoing, if any.

(e) Production Partner shall deliver to Company the content underlying the Project (the “Project Content”) fully cleared for distribution, use and/or other exploitation in any and all media throughout the universe in perpetuity unless otherwise agreed to in writing by Production Partner and Company (e.g. with respect to music clearances and/or third party materials licenses), and in that regard, Production Partner shall obtain and pay for any and all agreements, waivers, consents, clearances or licenses relating to the same (collectively “Clearances”), and deliver all such Clearances to Company (such event, “Delivery”).

(f) Production Partner’s services will be non-exclusive, no material interference basis at all times during pre-production, production and post-production of all Projects. Time is of the essence as it relates to Production Partner’s services, including but not limited to time of Delivery provided that any delays in production and/or delivery caused by Company (including, without limitation, in connection with Company’s control of creative and/or business decisions and/or in connection with Company’s failure to cash flow the Approved Budget (as defined in paragraph 2(b) below on a timely basis in accordance with the applicable SOW) shall not be considered a breach of this Agreement by Production Partner.

(g) It is expressly agreed that Production Partner is acting as an independent contractor in performing services hereunder. No agent or employee of Production Partner shall be deemed to be an employee or agent of Company. None of the benefits provided by Company to its employees, including, without limitation, life, disability, health, and/or profit-sharing benefits, if any, shall be available to Production Partner or to any agent or employee of Production Partner.

2. Approved Budget:

(a) Provided that Production Partner is not in uncured material breach or uncured material default of this Agreement or the SOW for the applicable Project and provided further that Production Partner renders and fully completes all material services hereunder, and subject further to all of the provisions of this Agreement and the SOW, then as full and complete compensation for Production Partner’s services and the results and proceeds therefrom, and the rights granted hereunder, Production Partner shall be entitled to payment of the amount as set forth in the SOW (“Approved Budget”) for the applicable Project, and payable in accordance with a payment schedule set forth therein. Production Partner acknowledges and agrees that the Approved Budget is an all-in amount that includes Production Partner’s fee as well as all production costs, charges and all other fees, including without limitation, any and all third-party fees and participations (including any payments to be made to any talent, music licenses or collection societies, guilds or unions, etc.), all payroll, taxes, insurance, bonding, clearance, legal and rights payments that relate to the Project Content except as set forth in the applicable SOW; provided, however, that as between Company and Production Partner, Company shall be responsible for: (i) public performance royalties due to any applicable performing rights organizations (including, without limitation, ASCAP, BMI, SESAC, and GMR) in connection with the exploitation of music approved by the Company in writing (email sufficient) to be included in the Project and the Project Content and any deliverables set forth on the SOW; and (ii) all costs associated with the Project being covered by a union, guild, or collective bargaining agreement (including, without limitation, increased labor costs, pension, health, and welfare contributions, residuals, and re-use fees), provided that the Company has consented thereto in accordance with Sections 1(d) or 9(i)(d), provided that in the event the Project becomes subject to the jurisdiction of any union, guild, or collective bargaining agreement and Company does not consent thereto in accordance with Section 9(i)(d), Production Partner’s failure to render services hereunder shall not be deemed a breach of this Agreement by Production Partner. Additionally, payment of the Approved Budget shall be conditional upon receipt by Company of invoices for said amounts and complete execution of this Agreement and the applicable SOW.

(b) Production Partner shall bear all production overages on each Project unless such overage is pre-approved by Company in writing, it being understood and agreed that if any production overage occurs without Company’s prior written approval, Production Partner shall bear such overage except for the following overages which shall be Company’s responsibility subject to an overage budget to be approved by Company in writing: (i) overages resulting from Company’s written requests (email sufficient) outside the Approved Budget (e.g. additional talent, travel, and/or locations, accelerated delivery, etc.); (ii) overages resulting from Company’s delays in exercising Company’s creative and business decisions including, without limitation, Company’s exercise of its review and/or approval rights and/or inconsistent direction/notes and/or inconsistent approvals from Company; (iii) overages resulting from any force majeure events; and (iv) overages resulting from unanticipated labor cost increases associated with the Project being covered by any guild or collective bargaining agreement. Production Partner shall have an obligation to promptly notify Company of any events within Production Partner’s knowledge which may, or are reasonably expected to, cause overages. Failure by Production Partner to do so will result in Production Partner being liable for such overage unless Company is obligated to cover such overage pursuant to the terms of this paragraph 2(b). In the event that Company’s requests and/or approvals would require Production Partner to incur any overages, Production Partner shall notify Company regarding same and Production Partner shall not be required to incur such overages unless Company agrees in writing to cover such overages.

3. Control/Utilization of Services: All creative and business decisions concerning a Project and and/or the Proceeds (as defined in Section 4 below), including, without limitation, any decisions with respect to the creative or the financing, development, production, distribution, marketing, promotion and/or other exploitation of the Project shall be made by Company in its sole and complete discretion except as otherwise set forth in the SOW for the applicable Project. Further, Company shall have no obligation to produce, distribute or exploit the Project or any of the Proceeds, nor shall Company be obligated to make any use of Production Partner’s services, and Production Partner shall not be entitled to any damages or other relief by reason thereof.

4. Intellectual Property:

(a) Unless otherwise specified in the applicable SOW, Company shall own each Project and all rights to all material and/or intellectual property created relating thereto, including but not limited to the Project Content. All works of any nature produced, developed, created or suggested by Production Partner in connection with the Project prior to or during the term of Production Partner’s engagement or resulting from Production Partner’s services hereunder (which for purposes of clarity, shall include the Project Content, Production Partner’s services related to each Project and any and all rights acquired by Production Partner from third parties in the performance of its services hereunder) (whether or not authorized by Company or under the supervision or control of Company), including but not limited to, any work of authorship, contribution, acting, writing, directing or producing services, stories, taglines, artwork, logos, copy, materials, ideas, stories, headlines, layouts, animations, aggregations, designs, posts, scripts, screenplays, teleplays, bibles, treatments, drafts, notes, research, source material, strategies, trademarks, patents, trade secrets, concepts, formats, suggestions, developments, arrangements, drawings, illustrations, animations, gifs, projects, productions, packages, programs, projects and other intellectual properties, including works in progress, but specifically excluding licensed third party materials (including, without limitation and as applicable, music, clips, photographs, artwork, user-generated content, marks, and logos) shall be deemed specially ordered by Company and to be “work made for hire” within the meaning of U.S. Copyright Law, with Company being deemed the sole author of such work and owner of all such results and proceeds (all of the foregoing, collectively, the “Proceeds”). Such Proceeds shall be the sole and exclusive property of the Company throughout the universe with the right to use same in perpetuity in any manner and in any media the Company determines in its sole and complete discretion without any further payment or remuneration to Production Partner except as may be set forth in the SOW for the applicable Project. In the event such Proceeds are determined not to be a “work-made-for-hire,” then Production Partner, for no additional consideration, hereby irrevocably and exclusively assigns to Company, in perpetuity, throughout the universe, all rights (including, without limitation, all copyrights and renewals and extensions thereof) in and to such Proceeds. Company shall have the right to use, refrain from using, change, modify, add to or subtract from, and to exploit, advertise, exhibit and otherwise use any or all of the foregoing in any manner and/or media, whether now known or hereafter devised or known, throughout the universe, in perpetuity, in any and all languages, as Company in its sole and complete discretion shall determine unless (and solely to the extent) (i) otherwise specified in the applicable SOW or (ii) certain clearance restrictions are approved in writing by Company (email sufficient) subsequent to the execution of the applicable SOW. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Production Partner hereby irrevocably waives any and all so-called “moral rights” of authors. The termination of this Agreement for any reason or inactivity under the Agreement shall not affect Company’s ownership of the Proceeds or any other proceeds of Production Partner’s services and/or activities hereunder, and/or alter any warranty, representation, covenant, or undertaking on the part of Production Partner hereunder. Production Partner agrees to execute all documents following a reasonable opportunity to review and negotiate same in good faith and do all things Company deems in good faith necessary and appropriate at Company’s sole cost and expense outside the Approved Budget to effectuate the purpose of this provision. Company shall have the right to use in perpetuity Production Partner’s name and approved biography in connection with each applicable Project, including in the advertising and promotion thereof.

(b) In addition to the foregoing, including the contract requirements in Section 1(d), Production Partner agrees to bind any and all employees and/or contractors of the Projects engaged by Production Partner, including without limitation, the other creative team members engaged by Production Partner (artists, designers, talent, musicians and any other similar parties) to the relevant terms herein (e.g., ownership terms, representations and warranties, no injunctive relief, etc.), so that Company has complete ownership over all aspects of each Project and all rights related thereto. For the avoidance of doubt, the Proceeds shall include without limitation, all rights of Production Partner separately obtained in connection with the Projects, and otherwise in connection with the services rendered by Production Partner hereunder, as well as any and all third-party agreements entered into by Production Partner in connection with the Projects, all of which Proceeds shall be hereby assigned to Company. Accordingly, Company is the author and the sole and exclusive owner of the copyright(s) and any and all other rights in and to the Projects and all elements thereof, and the results and proceeds of Production Partner’s services rendered hereunder, and shall have the exclusive right in perpetuity (but not the obligation) to use, reproduce, distribute, transmit, exhibit, broadcast (by terrestrial cable, satellite or any other means), market, advertise, and otherwise exploit any or all of the foregoing in any manner or media or formats, whether now known or hereafter devised, throughout the universe, in all languages, as Company, in its sole and complete discretion shall determine unless (and solely to the extent) (i) otherwise specified in the applicable SOW or (ii) certain clearance restrictions are approved in writing by Company (email sufficient) subsequent to the execution of the applicable SOW.

5. Confidentiality.

●	Production Partner acknowledges that it will have access to information that is treated as confidential and proprietary by Company including, without limitation the existence and terms of this Agreement, trade secrets, technology, and information pertaining to business operations and strategies, featured issuers and their confidential and proprietary information, customers, pricing, marketing, finances, sourcing, or personnel, in each case whether spoken, written, printed, electronic, or in any other form or medium (collectively, the “Confidential Information”). Any Confidential Information that Production Partner accesses or develops in connection with the services to be provided hereunder, including but not limited to any Proceeds, shall be subject to the terms and conditions of this Section. Production Partner agrees to treat all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company in each instance, and not to use any Confidential Information for any purpose except as required in the performance of the services. Production Partner shall notify the Company immediately in the event Production Partner becomes aware of any loss or disclosure of any Confidential Information.

●	Confidential Information shall not include information that:

●	is or becomes generally available to the public other than through Production Partner’s breach of this Agreement;

●	is communicated to Production Partner by a third party that had no confidentiality obligations with respect to such information;

●	was known by Production Partner prior to the commencement of discussions between the parties in 2017; or

●	was developed independently by Production Partner prior to the commencement of discussions between the parties in 2017 or was developed independently by Production Partner after the commencement of discussions between the parties in 2017 but without using any of the Confidential Information.

Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. Production Partner agrees to provide written notice of any such order to an authorized officer of Company within 24 hours of receiving such order, but in any event sufficiently in advance of making any disclosure to permit Company to contest the order or seek confidentiality protections if permitted by applicable law or regulation, as determined in Company’s sole discretion. Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information to Production Partner’s employees and contractors on a need-to-know basis, or to Production Partner’s attorneys and accountants, in each case who agree to maintain the confidentiality of such Confidential Information on terms no less stringent than those set forth in this Agreement (collectively, “Representatives”), as necessary to perform Production Partner’s services hereunder, or as necessary to enforce the terms of this Agreement, provided that Production Partner shall remain liable for any breach of the confidentiality obligations under this Agreement by any Representative(s).

6. Credit. Provided that Production Partner fulfills its material obligations with regard to each SOW, then Production Partner shall receive a single card executive producer credit for each of Eric Day and Mark Koops, each on a separate card, in the main titles of the Project, grouped with other executive producer credits. Production Partner’s executive producer credit shall be equal in size, font and prominence as to any other executive producer credit. Production Partner also shall have a closing credit in the credit roll of the Project to include Production Partner’s logo on a single card in last position grouped with other logo credits and of the same size and duration as other logo credits. Except for the foregoing credit requirements, the size, color, shape, placement, duration and all other characteristics of said credits shall be at Company’s sole discretion. No accidental or inadvertent failure to accord credit as provided for herein shall be deemed a material breach of this Agreement provided that Company undertakes reasonable steps to correct such failure on a prospective basis.

7. Insurance. During the term of this Agreement and for three years thereafter, Production Partner shall carry and pay for production insurance within the Approved Budget with respect to the applicable Project (i.e. general liability, excess liability, auto liability, worker’s compensation, production package, and errors and omissions insurance coverage), which insurance shall specifically name Company as an additional insured party on the general liability, auto liability, and errors and omissions insurance policies. Production Partner shall furnish Company with certificates of insurance stating and certifying the amount and type of insurance and that Company is an additional insured party on the general liability, auto liability, and errors and omissions insurance policies for the applicable Project.

8. Termination; Survival: Production Partner and Company may terminate this Agreement by mutual written agreement. If either Party materially defaults in the performance of any of its material obligations under this Agreement, or an SOW, then the other Party shall give written notice to defaulting Party describing in reasonable detail the nature of the default and the defaulting Party shall have fifteen (15) business days to cure such default. If the default is not materially cured within such stated period, then the non-defaulting Party, upon written notice, may terminate this Agreement and the applicable SOW. In the event that Company terminates this Agreement for Production Partner’s uncured material default, Company shall be entitled to a pro rata refund of Production Partner’s production company fee within the Approved Budget pursuant to the applicable SOW based upon the services completed prior to such termination pursuant to the applicable SOW in relation to all services that were to be provided pursuant to the applicable SOW. Company shall have the right to terminate this Agreement for convenience at any time for any reason, subject to the payment of Production Partner’s production company fee within the Approved Budget (i.e. ten percent (10%) of the Approved Budget) and costs incurred or committed within the Approved Budget by Production Partner and any overages approved by Company or for which Company is responsible hereunder and any other amounts due to Company pursuant to the applicable SOW. Upon any termination of this Agreement, Production Partner shall immediately deliver to Company all Proceeds in Production Partner’s possession or control, including without limitation any work in progress, as well as all Clearances provided that any such delivery for termination for any reason other than Production Partner’s uncured material default shall be at Company’s sole cost and expense. The following Sections shall survive any expiration or termination of this Agreement: 4 (Intellectual Property), 5 (Confidentiality), 6 (Credits), 7 (Insurance), 8 (Termination; Survival), 9 (Representations and Warranties), 10 (Indemnity), 11 (Remedies), 12 (Assignment), 13 (Further Documents), 14 (Entire Agreement), 15 (Governing Law), 16 (Disputes), and 17 (Miscellaneous).

9. Representations and Warranties:

i. Production Partner represents and warrants:

(a) Production Partner is a limited liability company duly organized and validly existing under the laws of its state of incorporation and has the right to grant all rights granted herein, and is duly authorized and free to enter into and fully perform this Agreement without any authorization from any third party.

(b)When executed and delivered by Production Partner and Company, this Agreement will constitute a legal, valid, and binding obligation of Production Partner and Company, enforceable against Production Partner and Company in accordance with its terms and conditions.

(c) There are and will be no liens, encumbrances, attachments or other matters constituting any impediment to the clear marketable title and unrestricted commercial exploitation or disposition of the Project as delivered (other than executory obligations arising from collective bargaining agreements, talent agreements, music rights clearances and/or other clearance agreements) which shall or may arise by reason of any acts, omissions or activities of Production Partner or any of its personnel in connection with the performance or enforcement of this Agreement or any applicable SOW. Production Partner will not create, make, cause or permit any lien, encumbrance, pledge, hypothecation or assignment of or claim against the Project, or any rights therein, or upon the copyrights thereof, or the release, distribution, exploitation or exhibition rights therein, or upon any proceeds therefrom or any other rights, interests or property therein or pertaining thereto.

(d) Production Partner shall not, without Company’s prior written consent, become a signatory to any union, guild, or collective bargaining agreement that covers Production Partner’s services for the Project.

(e)Production Partner shall perform all services hereunder in a professional and workmanlike manner consistent with industry standards.

ii. Company represents and warrants:

(a)	Company is a limited liability company duly organized and validly existing under the laws of its state of incorporation and is free to enter into and fully perform this Agreement without any authorization from any third party.

(b)	Company shall be responsible for covering, or causing the applicable distributor(s) of the Project to cover, all public performance royalties (including, without limitation, to ASCAP, BMI, SESAC, and GMR) in connection with Company’s or any third party’s distribution and exploitation of the Project outside of and in addition to the Approved Budget.

(c)	Company shall be responsible, to the extent that Company approves in writing for Production Partner to enter into any guild or collective bargaining agreement in connection with the Project, for covering or causing the applicable distributor(s) of the Project to cover all guild residuals, reuse fees, and supplemental market payments in connection with Company’s or any third party’s distribution and exploitation of the Project outside of and in addition to the Approved Budget.

(d)	Company shall be responsible for securing all necessary rights and incurring all costs and expenses in connection with any third party which Company engages directly in connection with any Project (including, without limitation, on-camera talent) and such costs and expenses shall be paid directly by Company outside of and in addition to the Approved Budget, unless such costs and expenses are included in the Approved Budget.

(e)	In connection with any personnel (including, without limitation, on-camera talent) engaged directly by Company in connection with any Project, Company shall be responsible for all duties of an employer, if applicable.

(f)	Company shall be responsible for vetting the Project, the Project Content and all Project-related deliverables as specified in the applicable SOW, to ensure compliance with all applicable laws and regulations related to or that apply to investments, securities or the process of a company becoming a public company (including, without limitation, SEC regulations).

10. Indemnity: Production Partner agrees to indemnify, defend and hold Company and its affiliated entities, subsidiaries, successors, licensees, and assigns and its and their respective partners, officers, directors, members, managers, employees, contractors, licensees, shareholders, subsidiaries, representatives and agents, and its and their heirs, executors, administrators, successors and assigns, from and against any and all third-party claims, damages, liabilities, actions, causes of action, costs and expenses, including reasonable outside attorneys’ fees, judgments, and penalties of any kind or nature whatsoever arising out of or relating to (i) Production Partner’s production and delivery of the Project; (ii) any act or omission by Production Partner or any person whose services or facilities shall be furnished by or on behalf of Production Partner in connection with the Project; (iii) any breach or alleged breach by Production Partner of any representation, warranty or agreement made by Production Partner hereunder; (iv) any breach or alleged breach by Production Partner of any representation, warranty, or agreement between Production Partner and any third party in connection with a Project; (v) the gross negligence, willful misconduct, or tortious acts of Production Partner; and (vi) any violation by Production Partner of any applicable laws or government regulation, other than any applicable laws and regulations related to or that apply to investments, securities, or the process of a company becoming a public company (including, without limitation, SEC regulations) (“Securities Laws”), provided that the foregoing exclusion shall not apply to any knowing and willful violation of any Securities Laws by Production Partner. Company agrees to indemnify, defend, and hold Production Partner and its parent companies, affiliated entities, subsidiaries, successors, licensees and assigns and its and their partners, officers, directors, members, managers, employees, contractors, licensees, shareholders, representatives and agents and its and their heirs, executors, administrators, successors, and assigns (collectively, the “Production Partner Indemnitees”) from any against any and all third-party claims, damages, liabilities, actions, causes of action, costs and expenses including reasonable outside attorney’s fees, judgments, and penalties of any kind or nature whatsoever arising out of or relating to: (i) any act or omission by Company or any third party engaged by Company (other than Production Partner) in connection with the Project or with which Company has an agreement in connection with the Project (other than Production Partner or any third party furnished by or on behalf of Production Partner); (ii) any breach or alleged breach by Company of any representation, warranty, or agreement made by Company hereunder; (iii) any breach or alleged breach by Company of any representation, warranty, or agreement between Company and any third party in connection with a Project; (iv) any changes made to any Project Content or other materials made by Company or at Company’s direction following Production Partner’s delivery of same to Company; (v) any changes Company requires Production Partner to make to the Project Content prior to Production Partner’s delivery of same to Company following Production Partner’s objection to same for legal reasons; (vi) the gross negligence, willful misconduct, or tortious acts of Company; (vii) any violation by Company of any applicable laws or government regulation; (viii) Company’s use or exploitation of any materials other than the Project Content/Deliverables identified on the applicable SOW; (ix) the origination and/or development of the concept, format, and/or idea for the Project ; (x) any advice (including, without limitation, investment advice provided by any on-camera talent appearing in the Project or participating in connection with the Project); (xi) any actual or alleged violations of all applicable laws and regulations related to or that apply to investments, securities or the process of a company becoming a public company (including, without limitation, SEC regulations) in connection with the Project (including, without limitation, in connection with the development, production, and exhibition of the Project and any materials or elements in connection therewith (including, without limitation, advertising, marketing, promotion, publicity, and ancillary exploitation); and (xii) any claims by participants in the Project or members of the general public related to lost business, lost profits, loss of business opportunity, damage to reputation, or any other claims related to the value of his/her investments or company decreasing, or damage to his/her or his/her company’s reputation, following his/her participation in the Project or following his/her change in investment strategy following the exhibition of the Project. The indemnifying party shall control the defense (including, without limitation, choice of counsel, subject to consultation with the indemnified party on the selection of counsel) of any claim for which it is required to indemnify the indemnified party hereunder. Notwithstanding the foregoing, the indemnified party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim provided that the indemnifying party’s counsel shall be lead counsel and control all decision-making with respect to the applicable claim subject to consultation with the indemnified party’s counsel. The indemnifying party may not settle any claim in a manner which requires the indemnified party to provide consideration or admit liability or which does not include as an unconditional term thereof the giving by each claimant or plaintiff to each indemnified party a release of all liability with respect to such claim, without the indemnified party’s prior written approval. If an indemnifying party does not assume control of the defense of any claim as provided in this Section following the indemnified party’s written notice to the indemnifying party and the indemnifying party’s failure to assume control of the defense of any claim within ten (10) business days of receipt of such notice, the indemnified party shall have the right to defend such claim in such manner as it may deem appropriate at the cost and expense of and for the account and risk of the indemnifying party to the extent that it is finally determined or agreed that the indemnifying party is obligated to provide indemnification to the indemnified party in accordance with the terms of this Agreement; provided, however, that the indemnified party shall not settle or compromise any claim without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

11. Remedies: Production Partner acknowledges that the services to be rendered by Production Partner under the terms of this Agreement and the rights and privileges granted to Company by Production Partner under its terms are of a special, unique, extraordinary and intellectual character, which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in any action at law, and that a breach by Production Partner of any of the provisions contained in this Agreement may cause Company irreparable injury and damage. Production Partner acknowledges that Company shall be entitled, in addition to any other remedies it may have at law, to seek the remedies of injunction and other equitable relief for a breach of this Agreement by Production Partner. This Section 10 shall not, however, be construed as a waiver of any rights which Company and/or Production Partner may have for damages or otherwise. Any remedies Production Partner may have against the Company, its officers or employees in connection with this Agreement shall be limited to the right to recover actual monetary damages, if any, in an action at law, and Production Partner hereby waives any right or remedy in equity, including without limitation any right (i) to rescind Company’s ownership right, title, ownership and interest in and to Proceeds, or (ii) to seek to enjoin, restrain, or otherwise impair or interfere in any manner with the production, completion, exhibition, advertising, promotion, marketing, and/or exploitation of the Proceeds, any Project or any other Company property, material or assets in any manner or media. Except with respect to each Party’s indemnification obligations hereunder, each party hereby waives the right to seek or obtain punitive, special, incidental or consequential damages hereunder.

12. Assignment: Company and any subsequent assignee shall have the right to assign this Agreement, and its rights hereunder, and/or to delegate its obligations hereunder, to any party, and such assignment or delegation shall be binding upon Production Partner and shall inure to the benefit of such assignee provided that such assignee assumes all of Company’s or any subsequent assignee’s obligations hereunder in writing and provided that Company shall at all times remain secondarily liable for payment to Production Partner of the Approved Budget and any overages for which Company is responsible in connection with the applicable Project and any other amounts due to Production Partner pursuant to the applicable SOW. Production Partner may not assign this Agreement, Production Partner’s rights hereunder, or delegate Production Partner’s obligations hereunder, to any party, in whole or in part, without Company’s prior written consent in each instance, and any purported assignment or delegation in derogation of the foregoing shall be deemed null and void except that Production Partner may assign this Agreement to a successor in interest of Production Partner or affiliated entity of Production Partner by written notice to Company.

13. Further Documents: Production Partner will execute such further documents following a reasonable opportunity to review and negotiate same in good faith or do such other acts as may reasonably be requested by Company or its successors, assignees, or licensees at Company’s sole cost and expense outside the Approved Budget to further evidence or give effect to its or their rights hereunder.

14. Entire Agreement: This Agreement sets forth the entire and binding agreement between the Parties with respect to the subject matter hereof, and supersedes any and all prior agreements between the Company and Production Partner, whether written or oral, relating to any or all matters covered by and contained or otherwise dealt with in this Agreement.

15. Governing Law: This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the laws of the State of California without reference to its choice of law provisions.

16. Disputes: If any controversy, dispute or claim arise between the Parties hereto relating to or arising out of the subject matter of this Agreement (including without limitation arbitrability), such controversy, dispute or claim shall, at first instance, be submitted to sixty (60) day non-binding mediation and, if not resolved within such period, shall thereafter be settled exclusively by binding arbitration conducted in the city of Los Angeles, California, in accordance with J.A.M.S. and its arbitration rules then in effect, before a mutually selected arbitrator experienced in the subject matter of such dispute and either affiliated with J.A.M.S. or otherwise mutually acceptable to the parties, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be mutually agreed upon within fifteen (15) days following notice from one party to the other. In the event the parties cannot mutually agree upon an arbitrator, an arbitrator will be selected in accordance with the J.A.M.S. arbitration rules then in effect. The parties shall share equally in the costs of such arbitration. Notwithstanding the foregoing, the prevailing party in any arbitration, as determined by the arbitrator, shall be entitled to recover its reasonable attorneys’ fees and costs, including arbitration costs, from the non-prevailing party.

17. Miscellaneous:

a.	Notices. Any notice or communication permitted or required by this Agreement shall be deemed effective when (a) personally delivered or (b) deposited, postage prepaid, return receipt requested, in the first class mail of the United States properly addressed to the appropriate party at the addresses set forth above or (c) upon confirmation of receipt of email to the email address set forth on the signature page below. The addresses below may be changed by giving notice of such change in the manner provided above for giving notice.

b.	This Agreement may be executed in two counterparts, each of which shall be deemed an original and which together shall constitute one and the same document. The Parties affirm and agree that the signature of a party hereto conveyed by, electronic copy (.pdf), or e-mail or electronic signature (e.g. DocuSign or a similar service) shall be valid and binding as if it were an original signature for every purpose. This Agreement shall not be amended, modified, supplemented, altered or varied in any respect except by a subsequent written instrument signed by each of the Parties hereto. The Parties hereto have entered into this Agreement freely and voluntarily.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

CRUSH CAPITAL INC.		INE ENTERTAINMENT, LLC

By:	/s/ Todd Goldberg	By:	/s/ Eric Day

Name:	Todd Goldberg	Name:	Eric Day

Its:	Co-CEO	Its: C	o-Managing Member

EXHIBIT A

FORM of STATEMENT OF WORK

This statement of work (the “SOW”) is made as of the Effective Date set forth below by and between INE Entertainment, LLC a California limited liability company, with offices located at 13949 Ventura Blvd., Sherman Oaks, CA 91423, eric@ineentertainment.com (“Production Partner”) and Crush Capital Inc. a Delaware corporation, with offices located at Spring Place, 9800 Wilshire Blvd., Beverly Hills, CA 90212, todd@goingpublic.com ( “Company”) (each a “Party” and collectively, the “Parties”). This SOW is incorporated into and forms a part of the Master Production Services Agreement effective August 7, 2020 (the “MSA”), and is subject to all terms and conditions of that MSA. Terms that are capitalized in this SOW have the meanings set forth in the MSA. In the event of any conflict between the MSA and this SOW, the terms of the MSA shall control except to the extent that this SOW expressly supersedes a provision of the MSA.

PROJECT DETAILS

EFFECTIVE DATE:	August 7, 2020

PROJECT NAME:	Going Public (working title)

PRODUCTION PARTNER SERVICES:

Production Partner shall provide the following services in connection with the Project (collectively, the “Services”):

Full Production services including legal, clearance, post and development.

Company shall have full business and creative control over the Project, and Production Partner shall cooperate with Company with respect thereto consistent with the Approved Budget and mutually approved production schedule for the Project and subject to Company’s obligation to cover overages as specified in Section 2(b) of the MSA.

COMPANY SERVICES:	Company shall provide the following services in connection with the Project:
	1.	Contracting with all on-camera mentors and cast members (but not Lauren Simmons, who has contracted directly with Production Partner) for the Project and covering all costs and expenses and obligations of an employer (if applicable) in connection with same (including, without limitation, talent fees and fringes, travel, hair and makeup (except for touch up, which will be provided by Production Partner), and wardrobe) in addition to and outside the Approved Budget.

	2.	Contracting with all companies, investors, founders, mentors, and other persons and entities that own and control the rights to any company names, logos, and marks appearing in or mentioned in or in connection with the Project and providing Production Partner with a non-exclusive, irrevocable, royalty free license to use such names, logos and marks in and in connection with the Project in any and all media worldwide in perpetuity.

	3.	Company shall be responsible for ensuring that the Project and exploitation of the Project and any rights in connection therewith shall be in compliance with all SEC regulations.

PROJECT CONTENT/ DELIVERABLES:	Subject at all times to the creative direction and control of Company and utilizing content captured hereunder, Production Partner shall produce and deliver to Company the following:
	1.	Ten (10) main episodes, each thirty (30) minutes in duration (approximately 20:00-28:00 total running time per episode plus commercial time)

	2.	One (1) social media cut-down of each main episode

	3.	Behind-the-scenes photographer to take photographs on-location in for one week in each major shoot location (i.e. Miami, Florida and other mutually agreed upon major shoot locations).

	4.	Talent screen tests (one day shoot in October 2020)

	5.	Three (3) Teasers each no longer than two (2) minutes in duration

DELIVERY:

All deliverables shall be timely delivered in a format and quality sufficient to satisfy all reasonable requirements of Entrepreneur Media which have been communicated by Company to Production Partner in writing, including H.264, 24FPS, MP4, and mobile compliant (the “Initial Requirements”); provided, however, that any costs associated with Entrepreneur Media delivery requirements which are outside the scope of the deliverables contemplated in the Approved Budget shall be paid for by Company in addition to and outside the Approved Budget. For the avoidance of doubt, the Approved Budget contemplates delivery requirements consistent with the Initial Requirements, and no additional cost will be incurred by Company with respect to the Initial Requirements.

DISTRIBUTION:	The Project Content/Deliverables specified above may be exhibited in any and all media worldwide in perpetuity in and in connection with the Project. In the event that Company elects to distribute the Project outside the United States (other than through Entrepreneur Media) (including, without limitation, episodes of the Project, international/localized productions of the Series format, and/or ancillaries), Company and Production Partner shall discuss in good faith the potential for Production Partner to distribute the Project outside the United States and participate in the backend/contingent compensation with respect to such distribution pursuant to terms to be negotiated in good faith and provided that Company shall first exclusively negotiate in good faith with Production Partner for thirty (30) days with respect to such distribution prior to negotiating with any third party with respect to such distribution.

BUDGET/FEE:

Approved Budget for Project: One Million Seven Hundred Fifty-Eight Thousand Six Hundred Thirty-Seven US Dollars Sixty Cents (US $1,758,637.60), payable as follows: (i) Seventy-Four Thousand Seven Hundred Fifty Two US Dollars and Forty Cents (US $74,752.40) upon full execution of this SOW; (ii) Two Hundred Nine Thousand Nine Hundred Ten US Dollars ($209,910.00) on March 30, 2021; (iii) Two Hundred Seventy-Two Thousand Nine Hundred Twelve US Dollars and Fifty Cents (US $272,912.50) on April 24, 2021; (iv) Four Hundred Fifty-Two Thousand Four Hundred Thirty-Seven US Dollars and Fifty Cents (US $452,437.50) on May 22, 2021; (v) Two Hundred Fifty Thousand US Dollars (US $250,000.00) on June 22, 2021; (vi) Two Hundred Fifty Thousand US Dollars (US $250,000.00) on July 22, 2021; and (vii) Two Hundred Forty-Eight Thousand Six Hundred Twenty-Five US Dollars and Twenty Cents (US $248,625.20) upon delivery and acceptance by Company of the Project Content. Further detail is set forth on Schedule 1 attached hereto. The Approved Budget includes a production company fee for Production Partner equal to ten percent (10%) of the Approved Budget.

LOCK

Production Partner shall be locked as the production company to produce all episodes of the Project for the life of the Project per the terms of a separate SOW for each additional order of episodes provided that Production Partner is ready, willing and able to render services as the production company for the applicable order of episodes. If Production Partner is not ready, willing and able to render services as the production company for any additional order of episodes of the Project and Company engages a third party or produces in-house in accordance with the third paragraph of this Section, below, then Company shall have no further obligation to Production Partner under this Section.

Production Partner shall be locked as the production company to produce all episodes of each spinoff/derivative production of the Project for the life of each such spinoff/derivative production per the terms of a separate SOW for each order of episodes provided that Production Partner is ready, willing, and able to render services as the production company for the applicable spinoff/derivative production of the Project and provided further that if Production Partner is not ready, willing and able to render services as the production company for the initial order of episodes of the applicable spinoff/derivative production of the Project then Company shall have no obligation to Production Partner for the initial order or any subsequent order of episodes for the applicable spinoff/derivative production of the Project but Production Partner shall retain its lock for other spinoffs/derivative productions of the Project.

The above lock provisions, and the below product integration provisions, with respect to the Project and spinoffs/derivative productions of the Project shall be honored in all subsequent SOWs between the parties with respect to the Project or such spinoffs/derivative productions. If Production Partner declines to enter into an SOW to produce any order of episodes, Company may engage a third party to produce such episodes (or produce such episodes in house) provided that the material terms (including budget) shall be no more favorable to such third party or Company than those offered to and declined by Production Partner.

From the date of the full execution of this SOW through and including the date of final delivery of the last episode of the Project produced by Production Company, Production Company shall not produce an unscripted/reality television or digital media series where viewer investing in companies featured on the series via an investment platform featured on the series is a core part of the creative excluding the series currently entitled “MVP” which was initially exhibited on Go90 and any spinoffs/derivative productions thereof (including, without limitation, any productions of the series format for “MVP”).

TERM:	Subject to termination rights contemplated in the Agreement, this SOW shall commence on the Effective Date and expire upon completion of the Services (such period, the “Term”).

PRODUCT INTEGRATIONS:

Production Partner and its agency CAA shall have the opportunity to source product integrations for the Project, and to manage, execute, and negotiate integrations for the Project (whether sourced by Production Partner, CAA, Company, or any third party) on terms mutually agreed to in writing (email sufficient) by Company and Production Partner, in Company’s sole and absolute discretion. For any product integrations sourced and secured by Production Partner or CAA for the Project or managed, negotiated and executed by Production Partner and/or CAA for the Project (whether sourced by Production Partner, CAA, Company, or any third party), Company shall pay Production Partner Twenty Percent (20%) of the product integration fee actually received by Company from such product integration and Production Partner shall be responsible for accounting to CAA for CAA’s share of the product integration fee. If Company sources such product integrator without Production Partner or CAA or without engaging Production Partner’s or CAA’s services to manage, execute, or negotiate the integration, then no portion of the integration fee shall be due to Production Partner. In addition to the foregoing twenty percent (20%) of such product integration fee, Company shall pay Production Partner as breakage in addition to and outside the Approved Budget an additional amount to be mutually approved in writing (email sufficient) by Company and Production Partner for Production Partner to execute the applicable product integration, solely to the extent such integration cannot be executed as determined in good faith by Production Partner within the Approved Budget, provided that Production Partner shall use good faith efforts to execute each product integration within the Approved Budget.

CONFIDENTIALITY

Confidentiality/Press Releases. Neither this SOW, its substance, nor any information disclosed by Company shall be disclosed publicly or privately, except with the written consent of Company or as otherwise required by law. The Production Partner shall not release any press announcement or other public communication regarding the subject matter of this SOW unless and until Company has approved its content and the timing of the release.

RELATIONSHIP OF THE PARTIES

This SOW is not intended to create, and does not create, any partnership, joint venture, agency, fiduciary, employment, or other relationship between the Parties, beyond the relationship of independent parties to a commercial contract. Neither Party is, nor will either party hold itself out to be, vested with any authority to bind the other Party contractually, or to act on behalf of the other Party as a broker, agent, or otherwise.

GENERAL	No waiver of any provision of this SOW shall be effective unless made in writing. No waiver of any breach of any provision of this SOW shall constitute a waiver of any subsequent breach of the same or any other provision of this SOW. Failure to enforce any term of this SOW shall not be deemed a waiver of future enforcement of that or any other term. If any provisions of this SOW or any portions thereof are invalid, illegal or unenforceable, the other provisions of this SOW or portions thereof shall remain in full force and effect, and if any provisions of this SOW or any portions thereof are inapplicable to any person or circumstance, such provisions or portions thereof shall nevertheless remain applicable to all other persons and circumstances. Together with the Agreement, this SOW contains all of the agreements and other undertakings among the Parties hereto with respect to the subject matter of this SOW, and supersedes all prior agreements and other undertakings among the Parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the Parties hereto have executed this SOW as of the Effective Date.

INE ENTERTAINMENT, LLC CRUSH CAPITAL INC.

By:	/s/ Eric Day	By:	/s/ Todd Goldberg
Name:	Eric Day	Name:	Todd Goldberg
Title:	Co-Managing Member	Title:	Co-CEO

Schedule 1

BUDGET DETAILS